


1-15144
RECD S.E.C.
AUG 1 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of July 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

This Form 6-K consists of the following:

1. Press release, dated July 29, 2002, announcing significant changes to enhance efficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2002

TELUS Corporation

James W. Peters

Name: James W. Peters
Title: Executive Vice President,
Corporate Affairs & General Counsel



News Release

July 29, 2002

TELUS Reports Second Quarter Results

Strong wireless performance, Velocity ADSL net additions and data revenue growth

Vancouver, B.C. – TELUS Corporation (TSE: T and T.A / NYSE: TU) today reported for the second quarter of 2002 strong operating cash flow growth of 33%, consolidated revenue growth of 2% and earnings per share of $0.05. Good underlying growth in revenue and operating earnings (EBITDA) of 9% and 6% was achieved, excluding the impact of various regulatory decisions and normalizing for an investment tax credit received. The second quarter results continue to reflect TELUS' strong performance in data and wireless solutions.

"Today's solid second quarter results confirm the efficacy of our focus on wireless and data and the need for continued efficiency improvements," stated Darren Entwistle, president and CEO. "TELUS Mobility generated strong network revenue, an industry leading ARPU of $55, and excellent wireless subscriber net additions of 103,000. Data growth remained strong this quarter, up 27% year over year, fuelled in part by 59,000 new high-speed Velocity Internet customers. TELUS Communications results were impacted by unfavourable regulatory decisions and weaker than planned revenue growth in Ontario and Quebec. We are committed to improving our financial performance driven by our operating efficiency program. When fully implemented, this program is expected to increase annualized operating earnings by $400 to $500 million. Based on accelerating improvements in cash generation, coupled with our robust liquidity position, TELUS has no intention of reducing the dividend further. Finally, TELUS is committed to being a high performance organization that delivers first class service to our customers and improved performance to our investors."

Robert McFarlane, executive vice president and CFO, commented, "Unfortunately, recent events seem to have led to the emergence of many possibly damaging misunderstandings concerning TELUS. This has occurred in a market which is susceptible to negative speculation. Therefore, it is important for certain facts to be clear:

- TELUS maintains a strong financial position with available liquidity of approximately $1 billion or more currently and in the foreseeable future.
- TELUS' debt position today is the same as projected to credit agencies one year ago.
- TELUS' leverage is more favourable today than that projected a year ago.
- The Company has complete confidence in its ability to execute its business plan, which entails total debt being at or below current levels for the foreseeable future.
- We expect that TELUS will be free cash flow breakeven in the second half of 2002 and expect to be positive in 2003 and beyond as the considerable EBITDA expansion from the operational efficiency plan kicks in. In fact, free cash flow generation over the next several years is greater than previous expectations.
- We believe that our leverage reduction plan is readily achievable based on current organic growth trends combined with the considerable benefits of the operational efficiency program, as well as reduced capital expenditure requirements and favourable cash taxes for the next several years, amongst other factors.

Key profitability expectations for 2002 remain unchanged from original guidance. Moreover, today's financial results for the second quarter demonstrate healthy underlying Revenue and EBITDA growth, absent regulatory impacts, and strong operating cash flow growth. Additionally, second quarter results reflect free cash flow improvement in TELUS Mobility, enviable operational execution in the competitive high-speed Internet segment and continued strong data growth. The cash flow impact of recent negative regulatory changes were proactively offset by dividend actions taken last year. In conclusion, TELUS continues to execute from a position of financial strength."

FINANCIAL HIGHLIGHTS

Rounded to nearest Cdn$ Millions, except per share amounts (unaudited)	3 Months Ended June 30		
	2002	2001	% Change
Operating revenues	**$1,748.0**	$1,717.7	1.8
EBITDA [(1)]	**621.0**	614.3	1.1
Net income	**18.4**	59.9	(69.3)
Common Voting share and Non-Voting share Income	**15.8**	57.3	(72.4)
Earnings per share (EPS)	**0.05**	0.20	(75.0)
Capital expenditures	**548.6**	607.7	(9.7)
Operating cash flow	**396.7**	298.9	32.7

[(1)] Earnings Before Interest Taxes Depreciation and Amortization is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and Workforce Reduction Costs.

OPERATING HIGHLIGHTS

TELUS Communications

Strong Velocity ADSL net additions of 59,000 and strong 27% data revenue growth offset by reduced local contribution subsidy revenues

- High-speed Velocity Internet net additions of 59,000, up 158% from a year ago, bringing TELUS' total high-speed Internet subscriber base to 326,000
- Total revenue of $1.3 billion in the second quarter declined from the same quarter a year ago due largely to a $111 million decline in revenues due to recent regulatory decisions (contribution and price caps); and data revenue was up $76 million (27%)
- EBITDA of $502 million, down 1% from the same quarter a year ago, with $73 million attributable to the recent regulatory decisions, partly offset by investment tax credits of $40 million in the quarter
- Resilient market shares with local at 97% and long distance at 78%
- Network access lines of 4.9 million declined 1% compared to a year ago
- Non-incumbent operations in Central Canada generated revenues of $123 million (up 124%) from the same quarter a year ago and negative EBITDA of $30 million, an improvement of 17%

TELUS Mobility

Strong net additions of 102,600 with 89% postpaid, and industry leading ARPU of $55

- Net subscriber additions of 102,600, bringing total subscribers to 2.8 million, a 19% increase. Postpaid net additions of 91,000, up 157% from a year ago, represented 89% of net additions
- Industry-leading average revenue per unit (ARPU) of $55 compared to $52 in the first quarter, and down only $1 from $56 a year ago
- Churn (blended postpaid and prepaid) improved to 1.97% compared to 2.02% in the second quarter a year ago
- Strong Network service revenue increased $56 million or 14% from the same quarter a year ago
- EBITDA excluding COA of $247 million, up 20% from a year ago

- EBITDA of $119 million, up 12% from a year ago despite significantly higher gross additions
- Cost of acquisition per gross subscriber acquisition of $490, an increase of $12 compared to $478 a year ago; excluding retention and migration, COA of $420 was down slightly from $424 a year ago despite the launch of 1X and roaming/resale agreements during the second quarter.

CORPORATE DEVELOPMENTS

Operational Efficiency Program announcement
On July 11, TELUS announced significant changes aimed at improving efficiency and competitiveness. The changes announced address the competitive dynamics of the telecom industry, negative regulatory impacts and a need to bring TELUS' operating cost structure more in line with North American industry benchmarks.

The Program will result in the reduction of approximately 6,000 positions in 2002 and 2003. The departures for approximately 5,000 bargaining unit employees is expected to be pursuant to an early retirement and voluntary departure incentive program that is open into October of this year. Depending on the level of acceptance, TELUS hopes to avoid the need for layoffs.

The annual savings from this program when fully implemented by end of 2003 are expected to be in the range of $400 to $500 million and are expected to result in a restructuring charge of a similar amount in the second half of the year.

The changes include the streamlining of business processes and systems, reducing TELUS' product portfolio, improving order management and reducing the scope of corporate support functions. TELUS Communications will consolidate customer contact centres from 66 to 28, and close 33 of 40 retail stores throughout Alberta and British Columbia.

These changes are a result of a thorough, six-month review, auditing all business functions and processes, including benchmarking against best-in-class industry standards. The goal is to become more efficient in operating the business and more effective in identifying, responding to and exceeding customer needs.

Transforming to Next Generation Network
On July 22, TELUS announced that it is transforming its networks from traditional circuit-based infrastructure to leading edge Internet Protocol (IP) technology. This will establish the network infrastructure required to bring a variety of 'next generation' capabilities and services to both residential and business customers, and will eventually eliminate the need for separate networks for voice, data and entertainment services. This will deliver step improvements in capital and operational efficiency, and create an ubiquitous and flexible IP infrastructure that will allow faster development of new and integrated voice, data and video services for our wireline and wireless customers.

By becoming the first major incumbent telecommunications company in North America to transform its network to IP-based technology with reduced complexity, TELUS brings together the best of two worlds to its customers: the robustness and quality of the service of the traditional voice network and the flexibility and cost effectiveness of the IP network. In order to enhance the implementation of its Next Generation Network, expected to be transparent to the customer, TELUS is leveraging the expertise of strategic partners and selective technology vendors.

Continued strong momentum in TELUS Velocity ADSL Internet
TELUS continued to demonstrate strong momentum in high-speed Internet services in the second quarter, achieving Velocity ADSL Internet net additions of 59,000, an increase of 158% from the same period last year and up 13% from the first quarter. TELUS' strong results have been realized through a premium brand product offering at pricing points comparable to those of the cable-TV competitor.

Effective August 1, 2002, TELUS is increasing the pricing on Velocity high-speed Internet service by $3 on field installs ($42.95 per month) and $2 for self installs ($36.95 per month). This follows a similar price increase by the cable competitor earlier in the year. However, in line with competitive bundling offers from the cable-TV operator, our high-speed Internet subscribers currently using TELUS as their long-distance provider will not be affected by the price increase due to an offsetting credit to their long distance bill.

TELUS Mobility Developments

National digital wireless coverage expanded: Through a combination of aggressive network enhancements and the implementation of enhanced roaming/resale agreements, TELUS Mobility successfully expanded its digital PCS coverage to multiple new markets, particularly in Central-Eastern Canada.

The reciprocal roaming/resale agreement signed with Bell Mobility and its affiliates allowed TELUS Mobility to broaden its digital PCS coverage from major cities and traffic corridors to smaller urban centres and rural areas across Canada's two most populous provinces. To date, TELUS Mobility has gained direct access to markets containing more than 3 million new PCS POPs through this agreement.

Implementation in the third quarter of a similar agreement with Atlantic Canada's Aliant Telecom Wireless is expected to give TELUS Mobility access to significant additional POPs throughout Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island. When fully implemented, these agreements are expected to increase TELUS Mobility's national digital PCS coverage by 7 million PCS POPs, while allowing the company to avoid the more than $800 million in capital expenditures that would have been required to build out the coverage directly.

Next generation wireless service launched: Consistent with its strategy to lead growth in next-generation wireless data services, TELUS Mobility launched Canada's first national 1X network in major urban centres across the country on June 3. The 1X technology offers increased network call capacity and decreased consumption of phone battery power, while 1X products such as Velocity Wireless provide clients with fast and convenient access to the Internet and other networks.

To support its corporate and enterprise 1X clients, TELUS Mobility also announced agreements with the leading providers of virtual workplace software solutions and mobile computing hardware to support its corporate and enterprise 1X clients. Alliances with Citrix Systems, Inc., Hewlett-Packard (Canada) Ltd., Sierra Wireless, Inc. and a broad roster of IT-focused Data Solutions Channel Partners allow TELUS Mobility to provide those clients with end-to-end mobile computing solutions.

1X service will be introduced throughout 2002 and early 2003 in smaller centres across Canada, as well as U.S. roaming service, in partnership with Verizon Wireless.

Per-minute billing illustrates TELUS Mobility's leadership in pricing discipline: On July 1, TELUS Mobility became the first Canadian wireless carrier to move to per-minute, rather than per-second, airtime billing. Applied to all new clients and to those who change their rate plans, per-minute billing is expected to increase overall airtime revenue associated with incremental net additions and plan revisions by approximately 5 to 10%. With other Canadian wireless carriers now having announced plans to move to per-minute billing, TELUS Mobility expects this wireless billing model to become commonplace in Canada, as it has in the United States and around the world.

More cool new 1X and Mike phones introduced: TELUS Mobility continued to offer the coolest phones in the Canadian wireless market with the introduction of exclusive new handsets for both its Mike and 1X/PCS networks.

In conjunction with the introduction of 1X service, TELUS Mobility announced the TM520 from LG and the V120X from Motorola, powerful 1X-capable phones that take advantage of the increased call capacity and decreased power consumption offered by 1X network technology. In Q3, TELUS Mobility intends to introduce data cables for both phones that allow clients to access the Internet quickly and conveniently using a tethered PC or PDA (personal digital assistant).

In July, TELUS Mobility introduced the first full-colour, JAVA™-capable Motorola iDEN phone to Canada. Operating on the all-in-one Mike network, the versatile Motorola i95cl integrates PCS phone, Direct Connect two-way radio, paging, wireless Web and two-way text messaging capabilities in an attractive and compact handset. The advanced JAVA software platform and 256-colour screen capability allows clients to download and view applications like streaming video, mapping and animated games as these services become available later in 2002.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of 15 cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on October 1, 2002 to shareholders of record on the close of business on September 10, 2002.

Forward-Looking Statements

This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; successful implementation of operational efficiency programs; successful integration of acquisitions; capital and operating expense savings; the impact of credit rating changes; renewal of credit facilities; successful completion of a new accounts receivable securitization program; adverse regulatory action; collective labour agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and six-month periods ended June 30, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above).

Change in External Auditor

Effective with the current reporting period as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte and Touche LLP, Deloitte and Touche LLP has been appointed as the external auditor of TELUS.

Accounting Policy Changes

The 2002 interim financial results reflect the adoption of two recent accounting pronouncements.

Earlier this year, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the three-month and six-month periods ending June 30, 2001 for Mobility operations have been reduced by $23.7 million and $59.1 million respectively, restated on a consistent basis with 2002 results - with no change to reported 2001 EBITDA or other key operating metrics such as COA.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the three-month and six-month periods ended June 30, 2001, the pre-tax amortization expense associated with these items was $65.3 million and $128.1 million respectively.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount.

Regulatory Changes - Price Cap Decision provides regulatory framework going forward

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) announced its decision on the Regulatory Framework for the Second Price Cap Period for the Incumbent Local Exchange Carriers (ILECs), or CRTC Decision 2002-34, which established the framework for regulation of ILECs, including TELUS, except for its ILEC operations in Quebec. This decision covers a four-year period beginning June 2002.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

The consensus recommendation of the Canadian telecommunications industry to allow local rate increases to better reflect the costs of local service were turned down. This results in TELUS continuing to subsidize local phone service, especially in rural areas, because Decision 2002-34 provides strict limits on price increases.

TELUS announced on June 6, 2002, its initial findings on the expected financial impact of the CRTC decision, estimating a negative EBITDA impact of approximately $45 million in 2002 and a recurring annual negative EBITDA impact of approximately $75 million based on current assumptions. The second quarter 2002 negative EBITDA impact, effective for the month of June, was approximately $7.5 million. This is in part due to the CRTC allowing a reduction of between 15 to 20 per cent on the fees paid by Competitive Local Exchange Carriers (CLECs) for access to the TELUS network.

Results of Operations

Highlights

Three months ended June 30	**2002**	2001	Change	%
($ in millions except per share amounts)				
Operating revenues	**1,748.0**	1,717.7	30.3	1.8
EBITDA[1]	**621.0**	614.3	6.7	1.1
Net income	**18.4**	59.9	(41.5)	(69.3)
Common Share and Non-Voting Share income	**15.8**	57.3	(41.5)	(72.4)
Earnings per share (EPS)	**0.05**	0.20	(0.15)	(75.0)
Capital expenditures – general	**548.6**	607.7	(59.1)	(9.7)

Six months ended June 30	**2002**	2001	Change	%
($ in millions except per share amounts)				
Operating revenues	**3,446.0**	3,389.3	56.7	1.7
EBITDA	**1,210.3**	1,232.0	(21.7)	(1.8)
Net income (loss)	**17.6**	(80.5)	98.1	—
Common Share and Non-Voting Share income (loss)	**12.5**	(85.6)	98.1	—
Earnings (Loss) per share	**0.04**	(0.30)	0.34	—
Capital expenditures – wireless spectrum	—	355.9	(355.9)	(100.0)
Capital expenditures – general	**954.5**	1,070.7	(116.2)	(10.9)

Operating revenue and EBITDA improved for the second quarter ended June 30, 2002, when compared with the same period one year ago. This reflected strong results for TELUS Mobility including increased net subscriber additions, 14% growth in Network revenue, and stable churn. Second quarter results for TELUS Communications, when compared with the same period last year, reflected mixed results including 27.1% data revenue growth driven in part by the 157% growth in high-speed Internet subscribers over the last twelve months, the receipt of a $40 million investment tax credit, and the negative EBITDA impacts of regulatory decisions.

Commencing January 1, 2002, operating revenues, EBITDA, and EPS were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following CRTC Decisions: 2000-745 on Changes to the Contribution Regime, 2001-238 on Restructured Bands, and 2002-34 on Price Caps (Regulatory Framework for the Second Price Cap Period). The impact of these decisions was a

[1] Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

decrease in consolidated EBITDA of $68.9 million and $129.6 million for the three-month and six-month periods ended June 30, 2002 respectively, and a reduction in EPS of approximately 14 cents and 26 cents respectively, when compared to the same period one year earlier.

Net income and earnings per share decreased in the second quarter, when compared with the same period last year, primarily due to gains recorded in 2001: a $58.9 million pre-tax gain on financing and a $24.5 million pre-tax gain on sale of a fibre asset.

The discussion below is presented on a segmented basis for external revenues and total operations expenses.

Operating revenues – TELUS Communications

Three months ended June 30 ($ in millions)	**2002**	2001	Change	%
Voice local	**531.6**	524.0	7.6	1.5
Voice contribution	**19.4**	122.2	(102.8)	(84.1)
Voice long distance	**254.5**	267.1	(12.6)	(4.7)
Data	**353.8**	278.3	75.5	27.1
Other	**101.1**	96.3	4.8	5.0
External operating revenue	**1,260.4**	1,287.9	(27.5)	(2.1)
Intersegment revenue	**26.1**	16.5	9.6	58.2
Total operating revenue	**1,286.5**	1,304.4	(17.9)	(1.4)

Six months ended June 30 ($ in millions)	**2002**	2001	Change	%
Voice local	**1,056.5**	1,027.7	28.8	2.8
Voice contribution	**37.9**	237.5	(199.6)	(84.0)
Voice long distance	**519.9**	544.1	(24.2)	(4.4)
Data	**694.5**	544.4	150.1	27.6
Other	**202.5**	184.4	18.1	9.8
External operating revenue	**2,511.3**	2,538.1	(26.8)	(1.1)
Intersegment revenue	**48.0**	37.9	10.1	26.6
Total operating revenue	**2,559.3**	2,576.0	(16.7)	(0.6)

Voice local revenue is generated from monthly access charges and enhanced services. Voice local revenue increased by $7.6 million (1.5%) and $28.8 million (2.8%) in the three-month and six-month periods ended June 30, 2002, respectively, when compared with the same periods one year ago. The local revenue increase was primarily due to growth in enhanced services revenue of $8.3 million for the quarter and $15.5 million year to date and additional access revenue from price increases implemented in 2001, somewhat offset by the impact of Decision 2002-34 commencing in June 2002, which reduced revenues by $5.0 million, and the impact of 43,000 fewer access lines than one year ago.

Between December 31, 2001 and June 30, 2002, network access lines decreased by 53,000 with ILEC consumer lines reduced by 35,000 and total business lines reduced by 18,000. Consumer line losses were mainly due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, competitive losses, technological substitution including migration to wireless services, and a normal seasonality associated with university and college students in the second quarter. In the six-month period ended June 30, 2002, Non-ILEC business line gains exceeded ILEC business line losses to competitors by 7,000. This was more than offset by the reduction in business lines due to technological substitution to more efficient ISDN[2] services and economic factors. The combined ILEC business and consumer market share was estimated to be 97% at June 30, 2002, down slightly from 98% one year ago and December 31, 2001.

Voice contribution revenue decreased by $102.8 million (84.1%) for the three-month period ending June 30, 2002 and decreased by $199.6 (84.0%) for the six-month period ended June 30, 2002, when

[2] Integrated Services Digital Network

compared with the same periods one year ago. The change in contribution revenue resulted from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received as a subsidy for providing service in high cost service areas in 2002. Under these decisions, there was also a decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased by $12.6 million (4.7%) for the three-month period ended June 30, 2002 and decreased by $24.2 million (4.4%) for the six-month period ended June 30, 2002, when compared with the same periods one year ago. Wholesale settlement revenues decreased by $11.4 million and $22.3 million respectively as a result of lower inbound minute volumes from international carriers. Business long distance rates were also lower. These were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate increase in consumer calling plans in February 2002. Revenue-based ILEC retail long distance market share was estimated to be 78% at June 30, 2002 - down slightly from 79% one year ago and December 31, 2001.

Data revenues include Enhanced/IP data services (services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (private line, switched data services, data local access, data customer premises equipment (CPE) sales, and IT managed services). Total Data revenue increased by $75.5 million (27.1%) for the three-month period ended June 30, 2002, and increased by $150.1 million (27.6%) for the six-month period ended June 30, 2002, when compared with the same periods one year ago. The Enhanced data/IP revenue component increased by $40.5 million for the quarter and $74.0 million year to date due to the 33.5% growth in consumer Internet customer base (with all of the year-over-year subscriber growth being high-speed subscribers), as well as increased internetworking and hosting revenues. Other data revenues increased by $35.0 million for the three-month period ended June 30, 2002, and increased by $76.1 million for the six-month period ended June 30, 2002. This was due to growth in IT managed services (including non-recurring revenue of $12.5 million for the quarter and $25.7 million year to date), increased data CPE sales, increased volumes for digital private line and packet switched services. Other data revenues were partly offset by lower data settlements revenue.

Other revenue increased by $4.8 million (5.0%) and $18.1 million (9.8%) respectively for the three-month and six-month periods ended June 30, 2002. This was due to increased voice CPE sales, mainly due to the acquisition of Williams Communications Inc. in June 2001.

Of the total revenues discussed above, Non-ILEC revenues were $122.6 million and $239.1 million for the three-month and six-month periods ended June 30, 2002, respectively, representing increases of $67.7 million and $150.1 million respectively from the same periods last year.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.

Key operating indicators – TELUS Communications

Three months ended June 30	2002	2001	Change	%
(000s for subscribers and additions)				
Network access lines, end of period	**4,914**	4,957	(43)	(0.9)
Total Internet subscribers, end of period	**757.7**	567.4	190.3	33.5
Dial-up	**431.6**	440.4	(8.8)	(2.0)
High-speed	**326.1**	127.0	199.1	156.8
Total Internet subscriber net additions	**50.3**	27.8	22.5	80.9
Dial-up	**(8.7)**	4.9	(13.6)	(277.6)
High-speed	**59.0**	22.9	36.1	157.6

Six months ended June 30	2002	2001	Change	%
(000s for subscribers and additions)				
Total Internet subscriber net additions	**87.7**	70.5	17.2	24.4
Dial-up	**(23.5)**	27.1	(50.6)	(186.7)
High-speed	**111.2**	43.4	67.8	156.2

Operating revenues – TELUS Mobility

Three months ended June 30	2002	2001	Change	%
($ in millions)				
Network revenue	**453.4**	397.6	55.8	14.0
Equipment revenue	**34.2**	32.2	2.0	6.2
External operating revenue	**487.6**	429.8	57.8	13.4
Intersegment revenue	**4.2**	4.1	0.1	2.4
Total operating revenue	**491.8**	433.9	57.9	13.3

Six months ended June 30	2002	2001	Change	%
($ in millions)				
Network revenue	**868.3**	782.2	86.1	11.0
Equipment revenue	**66.4**	69.0	(2.6)	(3.8)
External operating revenue	**934.7**	851.2	83.5	9.8
Intersegment revenue	**8.3**	8.7	(0.4)	(4.6)
Total operating revenue	**943.0**	859.9	83.1	9.7

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue continued to grow in the quarter as a result of the expansion of the subscriber base by 18.5% to 2.8 million subscribers from 2.3 million one year ago.

TELUS Mobility continues to pursue a strategy focused on pricing discipline resulting in industry leading average revenue per subscriber unit per month (ARPU). ARPU was $55 and $54 for the second quarter and year to date 2002, respectively. ARPU was $56 in the comparable periods one year ago. The 1.8% ARPU decline year-over-year is primarily attributable to the postpaid / prepaid subscriber mix and retention offers. Average minutes of use (MOU) per subscriber per month were 299 and 280 for the current quarter and year to date, respectively, as compared to 265 for the same periods of the prior year. As of June 30, 2002, postpaid subscribers accounted for an industry leading 84.5% of the total cumulative subscriber base as compared to 87.5% one-year earlier. Net subscriber additions increased to 102,600 and 193,100 for the current quarter and year to date, respectively from 76,400 and 178,900 for the comparable periods one year ago representing a 34.3% and 7.9% increase, respectively. Net postpaid subscriber additions for the current quarter of 91,000 represented 88.7% of all net additions in the period or a 55,600 (157%) increase over the 35,400 postpaid additions (46.3% postpaid mix) for the corresponding period one year ago. Similarly, year to date net postpaid additions represented 79.0% of all net additions as compared to 44.3% in the same period one-year earlier.

Blended postpaid and prepaid churn averaged 2.0% per month in the second quarter of 2002, unchanged from one year earlier and comparable to the 1.9% and 2.1% per month, for the first quarter of 2002 and fourth quarter of 2001, respectively. Year to date 2002 churn was 1.9%, unchanged from the same period last year. The stable churn is attributed to continued improvements in network quality and coverage and client contracting as part of loyalty and retention programs.

Equipment sales, rental and service revenue of $34.2 million increased $2.0 million (6.2%) for the three-month period ended June 30, 2002, when compared to the same period one year earlier. The increase was principally due to a 47,400 increase in gross activations from 215,900 to 263,300. Year to date Equipment revenue of $66.4 million declined $2.6 million (3.8%) from the corresponding period last year despite gross subscriber activations increasing from 441,900 to 501,900, primarily due to lower handset prices.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

Key operating indicators – TELUS Mobility

Three months ended June 30	**2002**	2001	Change	%
(000s for subscribers and additions)				
Net subscriber additions – postpaid	**91.0**	35.4	55.6	157.1
Net subscriber additions – prepaid	**11.6**	41.0	(29.4)	(71.7)
Net subscriber additions – total	**102.6**	76.4	26.2	34.3
Subscribers, end of period	**2,770.8**	2,339.1	431.7	18.5
Churn, per month (%)	**2.0**	2.0	—	—
Cost of Acquisition (COA) per gross subscriber addition ($)	**490**	478	12	2.5
Cost of Acquisition (COA) per gross subscriber addition excl. retention and migration ($)	**420**	424	(4)	(0.9)
ARPU ($)	**55**	56	(1)	(1.8)
Total POPs covered (millions)	**25.2**	23.9	1.3	5.4
Digital POPs covered (millions)	**24.9**	22.7	2.2	9.7
Digital POPs covered incl. roaming/resale[1]	**25.9**	—	—	—
EBITDA ($ millions)	**118.8**	106.2	12.6	11.9
EBITDA excluding COA ($ millions)	**247.1**	205.6	41.5	20.2

Six months ended June 30	**2002**	2001	Change	%
(000s for subscribers and additions)				
Net subscriber additions – postpaid	**152.6**	79.3	73.3	92.4
Net subscriber additions – prepaid	**40.5**	99.6	(59.1)	(59.3)
Net subscriber additions – total	**193.1**	178.9	14.2	7.9
Churn, per month (%)	**1.9**	1.9	—	—
Cost of Acquisition (COA) per gross subscriber addition ($)[2]	**485**	507	(22)	(4.3)
Cost of Acquisition (COA) per gross subscriber addition excl. retention and migration ($)[2]	**412**	443	(31)	(7.0)
ARPU ($)	**54**	56	(2)	(3.6)
EBITDA ($ millions)	**241.4**	182.7	58.7	32.1
EBITDA excluding COA ($ millions)	**462.8**	394.4	68.4	17.3

(1) TELUS Mobility has not turned on all digital roaming areas. Once full activated, total digital pops coverage is estimated to be more than 27 million.

(2) For the year to date ended June 30, 2002, Cost of Acquisition of $485 and $412 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the year to date ended June 30, 2002 would be $443 and $370 excluding retention and migration.

Operations expense – TELUS Communications

($ in millions)	2002	2001	Change	%
Three months ended June 30	**784.3**	796.3	(12.0)	(1.5)
Six months ended June 30	**1,590.4**	1,526.7	63.7	4.2

Total operations expenses decreased by $12.0 million (1.5%) for the three-month period ended June 30, 2002, and increased by $63.7 million (4.2%) for the six-month period ended June 30, 2002, when compared with the same periods last year. Operations expense for the current period reflected the $40.0 million favourable impact of a settlement with Canada Customs and Revenue Agency (CCRA) in regard to investment tax credits. The investment tax credits were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. Excluding the investment tax credit, operations expense increased by $28.0 million and $103.7 million respectively for the three-month and six-month periods ended June 30, 2002. These increases were mainly due to Non-ILEC expansion and 2001 acquisitions that were partly offset by productivity improvements realized in ILEC operations.

Non-ILEC expenses increased by $61.4 million and $145.6 million, respectively, for the three-month and six-month periods ended June 30, 2002. This was mainly due to additional costs from companies acquired in the June to October 2001 timeframe, as well as facility costs associated with network expansion and revenue growth.

ILEC operations expense, including the $40.0 million investment tax credit, decreased by $73.4 million and $81.9 million, respectively, for the three-month and six-month periods ended June 30, 2002, when compared with the same periods last year. Aside from the $40.0 million investment tax credit recorded in the current period, the most significant change was a decrease in contribution expense of $36.9 million and $65.6 million, respectively, resulting from the reduction in contribution rates from 4.5% of eligible revenues to an interim rate of 1.4% of eligible revenues, as determined in CRTC Decision 2001-238. Payments under the Software and Related Technology and Services Agreement decreased by $7.8 million and $13.7 million respectively for the three-month and six-month periods ended June 30, 2002, while combined wholesale settlement, facilities and clearinghouse expenses decreased by $4.2 million for the quarter and $11.5 million year to date.

The above decreases in ILEC operations expense were partially offset by expenses related to non-recurring data managed service revenues ($10.8 million for the quarter and $23.0 million year to date); increased cost of sales for consumer Internet due to the 157% growth rate in net additions of high-speed Internet subscribers ($8 million for the quarter and $14 million year to date); higher pension costs ($4.0 million for the quarter and $12.8 million year to date); increased building and lease payments due to the sale and leaseback of administrative buildings in 2001 and increased bad debt expense. A one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in the current periods. Productivity improvements exceeded all other inflationary increases.

Operations expense – TELUS Mobility

($ in millions)	2002	2001	Change	%
Three months ended June 30	**373.0**	327.7	45.3	13.8
Six months ended June 30	**701.6**	677.2	24.4	3.6

Operations expenses increased by $45.3 million (13.8%) and $24.4 million (3.6%) for the three-month period and year to date periods ended June 30, 2002, respectively, when compared to the same periods one year ago. Year to date expenses included a clarification of provincial sales tax legislation related to handset subsidies which resulted in a reduction of $21.0 million in operating expenses that represented the reversal of a cumulative liability recorded in Marketing cost of acquisition (COA) previously. Normalized for this reduction in expenses, year to date operating expenses increased by $45.4 million (6.7%). The increase was principally due to COA attributable to higher gross activations and an increase in General and administrative costs for client care to support higher subscriber levels.

Expenses related to equipment sales increased $16.2 million (19.8%) in the second quarter and decreased $11.5 million (6.5%) year to date 2002 as compared to the respective periods one-year earlier. The majority of the increase was due to 47,400 higher gross subscriber activations in the current quarter as compared to the same period in the prior year. The majority of the year to date decrease was related to the $21.0 million favourable clarification of provincial tax legislation. Once normalized, year to date equipment costs increased by $9.5 million (5.4%) primarily due to 60,000 higher gross subscriber activations partially offset by improved vendor pricing of digital handsets. These costs are included in COA.

Network operating expenses increased $3.5 million (4.0%) to $89.8 million in the second quarter of 2002, as compared to the same period one year ago. Year to date expenses decreased $5.6 million (3.1%) to $176.7 million as compared to the corresponding period last year. Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. When normalized for reduced contribution revenue taxes in 2002, the increase in network operating expenses were $8.0 million (10.5%) and $6.3 million (3.9%) in the current quarter and year to date, respectively, as compared to the same periods of the prior year. The increases were attributed to transmission and site-related expenses in support of the increased subscriber base and the growth in the number of cell sites in service from the continued enhancement of TELUS Mobility's digital networks. PCS digital population coverage increased from 20.7 million before the roaming/resale agreement to 23.8 million including roaming/resale areas turned on at the end of the second quarter. Total digital population coverage (Mike™ and PCS) as of June 30, 2002, was 24.9 million (25.9 million including all current digital roaming service areas) as compared to 22.7 million one year ago. As a result of the June 2002 implementation of the digital roaming/resale agreement with Bell Mobility, digital population coverage increased to 25.9 million.

Marketing expenses were $58.0 million and $107.5 million for the second quarter and year to date 2002, respectively, as compared to $46.8 million and $94.0 million for the same periods in 2001. The increases were primarily due to dealer compensation as a result of higher postpaid gross subscriber additions. COA was $490 in the current quarter as compared to $478 last year. The increase in COA in the current quarter was due to an increased investment in retention programs. Excluding the $21.0 million provincial sales tax credit, year to date COA was $485 and $507 for the comparable period one year earlier. Excluding retention and migration costs, COA was $420 and $424 for the second quarter of 2002 and 2001, respectively, and $412 and $443 for year to date 2002 and 2001, respectively, showing improved advertising efficiencies year over year.

General and Administrative (G&A) expenses were $127.0 million and $252.0 million for the second quarter and year to date 2002, respectively, compared to spending of $112.8 million and $223.9 million for the same periods last year. G&A expenses consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. The increases were principally related to an increase in staff count in the areas of client care, Company-owned retail stores and expansion into new coverage territory, to support subscriber growth and improve service levels, and to a lesser extent an increase in bad debts.

Earnings[1] Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

Three months ended June 30	2002	2001	Change	%
($ in millions)				
TELUS Communications	**502.2**	508.1	(5.9)	(1.2)
TELUS Mobility	**118.8**	106.2	12.6	11.9
TELUS Consolidated	**621.0**	614.3	6.7	1.1

Six months ended June 30	2002	2001	Change	%
($ in millions)				
TELUS Communications	**968.9**	1,049.3	(80.4)	(7.7)
TELUS Mobility	**241.4**	182.7	58.7	32.1
TELUS Consolidated	**1,210.3**	1,232.0	(21.7)	(1.8)

(1) Excluding Restructuring and workforce reduction costs.

EBITDA margin[1] by segment (%)

Three months ended June 30	2002	2001	Change	%
TELUS Communications	**39.0**	39.0	—	—
TELUS Mobility	**24.2**	24.5	(0.3)	—
TELUS Consolidated	**35.5**	35.8	(0.3)	—

Six months ended June 30	2002	2001	Change	%
TELUS Communications	**37.9**	40.7	(2.8)	—
TELUS Mobility	**25.6**	21.2	4.4	—
TELUS Consolidated	**35.1**	36.3	(1.2)	—

(1) EBITDA divided by total revenue.

TELUS Communications EBITDA decreased due to the change in contribution ($65.9 million and $134.0 million respectively for the three-month and six-month periods ended June 30, 2002) and the recent Price Cap Decision 2002-34 ($7.5 million), partly offset by the $40.0 million investment tax credit received in the three-month period ended June 30, 2002, and the impact of data revenue growth and productivity improvements. Non-ILEC negative EBITDA of $29.8 million and $66.3 million for the three-month and six-month periods ended June 30, 2002 showed modest improvement from the negative $35.9 million and $70.7 million reported for the same periods last year due to revenue growth exceeding expense increases.

TELUS Mobility continued to successfully execute its national strategy focused on strong revenue and EBITDA growth. TELUS Mobility EBITDA for the second quarter improved by $12.6 million (11.9%) as compared to the same period one-year earlier principally due to a 14.0% increase in network revenue from an 18.5% increase in the cumulative subscriber base. The EBITDA growth is significant considering the large increase in COA associated with the significant increase in subscriber loading year over year. EBITDA excluding COA in the second quarter of 2002 increased by $41.5 million (20.2%) as compared to the same period in 2001. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 74.4% in the second quarter of 2002 as compared to 60.0% in the same period in 2001. The year to date 2002 EBITDA increased by $58.7 million (32.1%) when compared to the corresponding period in 2001. Before the $21.0 million favourable PST clarification, year to date 2002 EBITDA improved by $37.7 million (20.6%) to $220.4 million from $182.7 million in the same period in 2001. Year to date EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 25.4% in 2002 as compared to 23.4% one-year earlier. Year to date EBITDA margin excluding COA as a percentage of network revenue (before the PST clarification) improved to 53.3% in 2002 as compared to 50.4% one-year earlier.

Depreciation and amortization

Three months ended June 30	2002	2001	Change	%
($ in millions)				
Depreciation	**300.1**	276.4	23.7	8.6
Amortization of intangible assets	**85.1**	81.7	3.4	4.2

Six months ended June 30	2002	2001	Change	%
($ in millions)				
Depreciation	**591.2**	567.3	23.9	4.2
Amortization of intangible assets	**168.4**	157.0	11.4	7.3

Depreciation increased by $23.7 million and $23.9 million respectively for the three-month and six-month periods ended June 30, 2002, when compared to the same period one year earlier. For the three-month period, an increase in depreciation expense of $18.1 million due to growth in wireless and data network capital assets and a $12.8 million increase related to the acquisition of PSINet were partially offset by $7.2 million lower depreciation on network assets due to service life increases implemented in late 2001 that were based on ongoing depreciation studies. For the six-month period, an increase in depreciation expense of $22.0 million due to growth in wireless and data network capital assets and a $16.4 million increase related to the acquisition of PSINet was partially offset by $14.5 million lower depreciation on network assets due to service life increases that were based on ongoing depreciation studies.

Amortization increased by $3.4 million (4.2%) and $11.4 million (7.3%) respectively for the three-month and six-month periods ended June 30, 2002, when compared to the same periods last year. Amortization in respect of administrative software assets and subscribers increased by $25.7 million and $56.0 million for the three-month and six-month periods ended June 30, 2002. In the comparative 2001 periods, the Company recorded amortization of $22.3 million and $44.6 million respectively for intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA Handbook Section 3062.

Restructuring and workforce reduction costs

($ in millions)	2002	2001	Change	%
Three months ended June 30	**3.1**	—	3.1	—
Six months ended June 30	**15.6**	198.4	(182.8)	(92.1)

On July 11, 2002, the Company announced a new major phase of its Operational Efficiency Program, which consists of over 30 initiatives involving revenue enhancement, expense efficiencies, and capital expenditure efficiencies. The newly announced program, aimed at improving the Company's operational efficiency and competitiveness, includes the Early Retirement Incentive Plan (ERIP) and the Voluntary Departure Incentive Plan (VDIP) that was offered to 11,000 of eligible bargaining unit employees announced on June 7, 2002. Operational and productivity improvements will result in the reduction of 3,000 to 3,500 positions from streamlining business processes, reducing the TELUS product portfolio and processes that support them, optimizing the use of real estate, networks and other assets, improving customer order management, and reducing the scope of corporate support functions. Operational and administrative function consolidation for network infrastructure provisioning, dispatch and planning functions, and clerical work will result in the reduction of about 600 positions. The Company's customer contact centres will be consolidated from 66 offices in 20 communities to 28 offices in nine communities, resulting in the elimination of about 1,800 positions. Thirty-three of 40 TELUS stores will be closed; TELUS Mobility stores will not be affected by this initiative. These changes are being implemented concurrent with the announcement date. Office consolidation and store closures will be largely completed by December 31, 2002, with other changes implemented over a period ending in July 2003.

These changes combined are expected to result in the reduction of approximately 6,000 positions in 2002 and 2003. The reductions involve approximately 5,000 bargaining unit and 1,000 management positions. It is expected that most of the bargaining unit departures will be pursuant to the ERIP and VDIP incentive plans. The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer, and as at June 30, 2002, incentive package costs of $3.1 million were recorded for employees who have departed in the quarter. The future cost of all the initiatives, including ERIP, VDIP and other operational efficiency pursuits, estimated to be in the range of $400 million to $500 million, is expected to be recorded later this year, when all the requirements to do so have been met. The expected EBITDA impact for 2002 is $15 million to $20 million in expense savings, for 2003 is $225 million to $300 million in expense savings, and thereafter, annual savings approximately equal to the amount of the provision. The expected payback on a cash-payout basis is about 12 months.

A $12.5 million charge for restructuring and workforce reduction costs was recorded in the first quarter 2002 for the expected costs to complete merger-related restructuring activities and reorganization costs that were completed or planned to be completed by June 30, 2002. This charge was incremental to $198.4 million recorded in the first quarter of 2001.

Other income (expense) ($ in millions)	**2002**	2001	Change	%
Three months ended June 30	**(5.7)**	21.6	(27.3)	(126.4)
Six months ended June 30	**(10.9)**	19.0	(29.9)	(157.4)

Other income (expense) includes gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. Other expense for the three-month and six-month periods ended June 30, 2002 were due mainly to losses in portfolio investments. Other income for the three-month and six-month periods ended June 30, 2001, was primarily a $24.5 million gain from the sale of a fibre asset.

Financing costs ($ in millions)	**2002**	2001	Change	%
Three months ended June 30	**174.0**	114.2	59.8	52.4
Six months ended June 30	**355.4**	268.9	86.5	32.2

Financing costs for the three-month period ended June 30, 2002 increased by $59.8 million (52.4%) when compared to the same period one year ago. This was due mainly to 2001 financing costs reflecting a $58.9 million gain on redemption of long-term debt. Interest on long-term and short-term debt decreased to $181.1 million for the three-month period ended June 30, 2002, from $187.6 million in the comparative period in 2001; however, this decrease was offset by $7.2 million lower foreign exchange gains. The average debt outstanding during the three-month period ended June 30, 2002 was $8,884 million compared to $9,453 million in 2001. The effective interest rate on the average debt outstanding was 7.92% for the three-month period ended June 30, 2002 (2001 – 7.84%), while the average term to maturity has decreased to 6.8 years as at June 30, 2002 (2001 – 7.7 years).

Financing costs for the six-month period ended June 30, 2002 increased by $86.5 million (32.2%) when compared with the same period one year ago. This was mainly due to the gain on redemption on debt recorded in 2001 and the increased interest on long-term and short-term debt recorded in the first quarter of 2002, when compared with the first quarter of 2001. The average debt outstanding during the six-month period ended June 30, 2002 was $8,902 million, compared to $8,985 million in the same period last year. The effective interest rate on the average debt outstanding was 7.94% for the six-month period ended June 30, 2002 (2001 – 7.64%).

Refinancing charge from debt restructuring ($ in millions)	**2002**	2001	Change	%
Three months ended June 30	—	—	—	—
Six months ended June 30	—	96.5	(96.5)	(100.0)

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

Income taxes

($ in millions)	2002	2001	Change	%
Three months ended June 30	**33.1**	77.8	(44.7)	(57.5)
Six months ended June 30	**49.6**	(5.0)	54.6	—

The decrease in income taxes for the three-month period ended June 30, 2002, when compared with the same period one year ago, was primarily due to the lower income before taxes partly offset by an increase in Large Corporations Tax. The increase in Large Corporations Tax was a result of corporate reorganizations in 2001 that allowed TELUS to shelter taxable income with losses carried forward. Accordingly, there was no surtax credit available to reduce Large Corporations Tax. The effective tax rate for the current reporting period is disproportionate to Income before taxes because of the relative size of Large Corporations Tax.

The increase in income taxes for the six-month periods ended June 30, 2002, when compared with the same period one year ago, was primarily due to the improvement in income before taxes as well as an increase in Large Corporations Tax.

Non-controlling interest

($ in millions)	2002	2001	Change	%
Three months ended June 30	**1.3**	1.6	(0.3)	(18.8)
Six months ended June 30	**1.8**	3.6	(1.8)	(50.0)

The decrease in non-controlling interest for the three-month and six-month periods ended June 30, 2002, when compared to the same periods last year, was mainly due to TELUS' purchase of the remaining 30% of TELUS Québec from Verizon on June 30, 2001.

Goodwill amortization

($ in millions)	2002	2001	Change	%
Three months ended June 30	—	43.0	(43.0)	(100.0)
Six months ended June 30	—	83.5	(83.5)	(100.0)

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook Section 3062.

Discontinued operations

($ in millions)	2002	2001	Change	%
Three months ended June 30	**(0.2)**	18.7	(18.9)	(101.1)
Six months ended June 30	**0.2**	38.7	(38.5)	(99.5)

Discontinued operations for the three-month and six-month periods ended June 30, 2002 represented income from TELUS' directory operations in the U.S. – TELUS continues to pursue the sale of the U.S. directory operations. Discontinued operations for the three-month and six-month periods ended June 30, 2001, represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory business and TELUS Québec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. In addition, TELUS exited the equipment leasing business on September 30, 2001.

Preferred dividends

($ in millions)	2002	2001	Change	%
Three months ended June 30	**0.9**	0.9	—	—
Six months ended June 30	**1.8**	1.8	—	—

There were no changes to the quarterly preferred dividend.

Interest on convertible debentures

($ in millions)	2002	2001	Change	%
Three months ended June 30	**1.7**	1.7	—	—
Six months ended June 30	**3.3**	3.3	—	—

There were no changes to interest payments on convertible debentures in 2002. The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

Common share and non-voting share income (loss)

($ in millions)	2002	2001	Change	%
Three months ended June 30	**15.8**	57.3	(41.5)	(72.4)
Six months ended June 30	**12.5**	(85.6)	98.1	—

The Common share and non-voting share income was reduced by $41.5 million in the three-month period ending June 30, 2002, when compared to the same period one year ago.

Liquidity and capital resources

Cash provided by operating activities

($ in millions)	2002	2001	Change	%
Three months ended June 30	**281.2**	511.4	(230.2)	(45.0)
Six months ended June 30	**568.9**	664.4	(95.5)	(14.4)

Cash provided by operating activities decreased by $230.2 million (45.0%) in the three-month period ended June 30, 2002, when compared with the same period last year due mainly to changes in non-cash working capital. The decrease in non-cash working capital in 2002 included a change in the timing of interest payments due to the replacement of interim bridge financing with a bond issue at the end of May 2001. Accordingly, a semi-annual interest payment of $271.4 million due in the normal course in June and December was made in the second quarter of 2002. Non-cash working capital increases in 2001 included an increase in accounts payable and accrued liabilities attributable to entities acquired in the period and an increase interest payable related to TELUS Notes issued during the period. Other operating cash flow changes included $38.4 million severance payments in 2002 and a $15.7 million decrease in cash from operations discontinued in 2001, partly offset by lower cash income taxes. Note that supplementary disclosure on the Consolidated Statements of Cash Flow shows that Interest paid decreased in the three-month period ended June 30, 2002, when compared with the same period in 2001. This is because the cumulative interest accretion on Senior Discount Notes was paid at the time the Senior Discount Notes were redeemed in 2001.

Cash provided by operating activities decreased by $95.5 million for the six-month period ended June 30, 2002, when compared with the same period last year. This decrease included severance payments of $59.1 million in 2002, $37.7 million lower cash from discontinued operations and changes in working capital, partly offset by lower cash income taxes.

Cash used by investing activities

($ in millions)	2002	2001	Change	%
Three months ended June 30	**582.8**	638.4	(55.6)	(8.7)
Six months ended June 30	**988.2**	1,378.1	(389.9)	(28.3)

Cash used by investing activities decreased by $55.6 million (8.7%) in the three-month period ended June 30, 2002 when compared to the same period one year earlier due primarily to lower capital expenditures in 2002. Cash used by investing activities also significantly decreased in the six-month period ended June 30, 2002 when compared to the same period one year earlier. This was due primarily to the $355.9 million non-recurring expenditure for wireless spectrum acquisition that occurred in the first quarter of 2001, lower capital expenditures of $116.2 million in the first half of 2002 when compared with the same period one year earlier, partly offset by $92.8 million cash received in 2001 from the sale of properties net of funds used for acquisitions.

Capital expenditures by segment

Three months ended June 30	2002	2001	Change	%
($ in millions)				
TELUS Communications	**407.9**	454.2	(46.3)	(10.2)
TELUS Mobility	**140.7**	153.5	(12.8)	(8.3)
Capital expenditures - general	**548.6**	607.7	(59.1)	(9.7)

Six months ended June 30	2002	2001	Change	%
($ in millions)				
TELUS Communications	**717.0**	815.7	(98.7)	(12.1)
TELUS Mobility	**237.5**	255.0	(17.5)	(6.9)
Capital expenditures – general	**954.5**	1,070.7	(116.2)	(10.9)
TELUS Mobility – wireless spectrum	**—**	355.9	(355.9)	(100.0)
Total capital expenditures	**954.5**	1,426.6	(472.1)	(33.1)

TELUS Communications' capital expenditures decreased by $46.3 million (10.2%) for the three-month period ended June 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion increased by $19.5 million to $83.5 million mainly due to higher spending on network access, switching and routing facilities. Expenditures for ILEC sustainment decreased by $65.9 million to $324.4 million mainly due to $53.7 million of lower payments for software licences and brand-marks from Verizon, as the payments for two periods were made in the second quarter last year, and the amount of such payments decreased in 2002. In addition, ILEC e-hosting expenditures decreased by $13.9 million due the opening of the Calgary data centre in 2001. Other ILEC expenditures increased collectively by $1.7 million.

TELUS Communications' capital expenditures decreased by $98.7 million (12.1 %) for the six-month period ended June 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion decreased by $44.7 million to $123.4 million mainly due to the completion of the national optical carrier network and IP backbone in early 2001. Expenditures for ILEC sustainment decreased by $54.0 million to $593.6 million, mainly due to $27.4 million lower payments for software licences and brand-marks from Verizon and $25.4 million lower expenditures on network sustainment. Other significant changes included $15.0 million lower e-hosting expenditures and $14.6 million lower expenditures for mandated co-location access for competitors, partly offset by increased spending for internal system and process improvements.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated statements of cash flows.

TELUS Mobility capital expenditures were favourable as compared to the same period last year, decreasing by $12.8 million and $373.4 million for the quarter and year to date ended June 30, 2002, respectively, when compared with the same periods in 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA data network. The decrease in expenditures for year to date 2002 was mainly due to the $355.9 million acquisition of additional spectrum in five key Central and Eastern Canadian markets in Industry Canada's February 2001 spectrum auction.

Cash provided by financing activities

($ in millions)	2002	2001	Change	%
Three months ended June 30	**338.2**	202.5	135.7	67.0
Six months ended June 30	**393.2**	784.0	(390.8)	(49.8)

Cash provided by financing activities increased in the three-month period ended June 30, 2002 when compared with the same period one year ago. In the three-month period ended June 30, 2002, $338.7 million net debt was issued, compared with the $317.4 million issued in the comparable period last year. Dividends paid to shareholders decreased by $72.9 million due to the 57% reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 effective for the January 1, 2002, payment, partly offset by the increase in the average number of shares outstanding. Proceeds from Common shares and Non-Voting shares issued in the current period were $24.5 million (2001 - $31.1 million) due to shares issued from Treasury under employee share purchase plans, additional shares purchased by Verizon, and exercised options and warrants. The $45.5 million change in amortization of debt issue costs and other reflected $1.2 million non-cash amortization in the current period for debt issue costs that were incurred and deferred in second quarter of 2001.

Cash provided by financing activities decreased in the six-month period ended June 30, 2002 when compared with the same period one year ago mainly due to significantly lower debt issued as a result of lower cash requirements for investing activities. Dividends paid to shareholders decreased by $147.7 million mainly due to the reduction in the quarterly dividend partly offset by the increase in the average number of shares outstanding. Proceeds from Common shares and Non-Voting shares issued in the current period were $57.3 million (2001 - $43.0 million). In the six-month period ended June 30, 2002, $389.9 million net debt was issued, compared with the $993.4 million issued in the comparable period last year.

On July 12, 2002, Clearnet Inc., a wholly owned subsidiary of TELUS, gave notice to the holders of its 11.75% Senior Discount Notes due 2007 that it intended to redeem the notes on August 13, 2002. The accreted value of the notes will be $757,000 on such date and the redemption price will be 105.875%.

Liquidity and capital resource ratios

Twelve months ended June 30	2002	2001	Change
Net debt[1] to total capitalization (%)	**58.7**	58.5	0.2
Net debt to EBITDA[2]	**3.6**	3.8	(0.2)
Earnings coverage [3]	**2.2**	1.6	0.6
EBITDA interest coverage[4]	**3.5**	6.1	(2.6)

(1) Current obligations and cheques outstanding plus Long-term debt less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar-denominated notes. The cross currency foreign exchange hedge liability as at June 30, 2002 was $105.5 million ($50.9 million liability as at June 30, 2001). The impairment charge to retained earnings for intangible assets increased the 2002 measure from 56.5% to 58.6%. Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of $27.6 million at June 30, 2002 and $30 million at June 30, 2001, which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.
(2) Net debt as at June 30, 2002 divided by 12-month trailing EBITDA.
(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
(4) EBITDA divided by Net financing cost before accreted interest and gain on redemption of debt, calculated on a 12-month trailing basis. Accreted interest and the gain on redemption of debt were recorded in 2001.

TELUS has established an objective for its Net Debt to EBITDA ratio to be 3.0 or less by the end of 2003. The Company believes this objective is attainable based on efficiency improvement resulting from the Operational Efficiency Program, declining capital expenditures, continued organic growth in TELUS' business segments, improved working capital, lower cash taxes driven by application of losses carried forward, as well as employee and dividend re-investment share issuances, amongst other factors.

The Net debt to total capitalization ratio increased mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year in accordance with CICA Handbook Section 3062. The Net Debt to EBITDA ratio decreased mainly due to an improvement in 12-month trailing EBITDA to $2,507.9 million from $2,388.6 million one-year earlier. The EBITDA interest coverage ratio for the 12 months ended June 30, 2002, decreased as compared to the same period one year earlier, mainly due to 2002 financing costs fully reflecting the acquisition of Clearnet and 2001 investing activities.

Credit Facilities

TELUS credit facilities at the end of June 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($1.069 billion drawn along with $47 million in outstanding undrawn letters of credit), an $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $90 million in other bank facilities ($5.5 million drawn and approximately $8 million in outstanding undrawn letters of credit, at June 30, 2002).

Including the July 2002 closing of a new accounts receivable securitization program, TELUS will have unutilized available liquidity in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12 month EBITDA) to exceed 4.0:1 and to not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12 month basis) to be less than 2.5:1 at the end of any financial quarter. While there are certain differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared to the calculation of Net debt to EBITDA and EBITDA interest coverage in the Liquidity and capital resource ratios table above, the results at June 30, 2002, calculated to one decimal place, are the same. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

The Company renewed its previous 364-day extendible revolving credit facilities on similar terms in May 2002. The 364-day facility has never been drawn and the Company currently expects that availability under this facility will be surplus to its future funding requirements for the foreseeable future.

Accounts Receivable Sale

As at June 30, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, had $138 million of securitized accounts receivable outstanding as compared to $150 million one year earlier. On July 26, 2002, TCI signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

Sale proceeds in respect of the new securitization of approximately $500 million are expected to be received during the remainder of 2002. The pool of receivables subject to this transaction is separate and distinct from those receivables sold to a different securitization trust, pursuant to an agreement dated November 20, 1997, and which is set to expire in November 2002.

TELUS' credit facilities require that an amount of up to 25 per cent of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. The percentage of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At June 30, 2002, this percentage was approximately 20 per cent.

Floating Rate/Fixed Rate Debt Balance

As at June 30, 2002, the Company's fixed rate debt comprised 89.5% of its total indebtedness compared with 87.9% at as June 30, 2001.

Credit Ratings

On July 8, 2002, Dominion Bond Rating Service (DBRS) confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Québec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to Negative. DBRS also downgraded the ratings for all other debt instruments with negative implications, as summarized below. On July 11, 2002, Standard and Poors (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS wholly owned subsidiaries TELUS Communications (Québec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to Negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc. long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 from Baa2. The outlook for the Moody's rating is negative.

The credit rating agency downgrades are expected to increase TELUS' financing costs under TELUS' credit facilities by approximately $3.5 million per annum. As at June 30, 2002, TELUS had approximately $270 million of short-term obligations including long-term debt of $200 million maturing in June 2003. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining its investment grade credit ratings. The Company expects to increase its cash flow and reduce debt over time through increased operating cash flow driven in significant part by the announced Operational Efficiency Program, lower capital expenditure requirements and low cash income taxes due to application of significant tax loss carry forwards. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.

Credit rating summary

	S&P	DBRS	Moody's	Fitch
TELUS Corporation				
Senior Bank Debt	BBB [1]	BBB [1]	Ba1 [1]	BBB [1]
Debentures and Notes	BBB [1]	BBB [1]	Ba1 [1]	BBB [1]
Medium-term Notes	BBB [1]	BBB [1]	—	—
Commercial Paper	A-2 [1]	R-2(high) [1]	—	—
TELUS Communications Inc.				
Debentures	BBB [1]	BBB [1]	—	BBB [1]
Medium-term Notes	BBB [1]	BBB [1]	—	BBB [1]
Commercial Paper	A-2 [1]	R-2(high) [1]	—	—
Preferred Shares	P-3(high) [1]	Pfd-3 [1]	—	—
TELUS Communications (Québec) Inc.				
First Mortgage Bonds	BBB+ [1]	BBB [1]	—	—
Debentures	BBB [1]	BBB [1]	—	—
Medium-term Notes	BBB [1]	BBB [1]	—	—
Commercial Paper	A-2 [1]	R-2(high) [1]	—	—

(1) Outlook or Trend Negative

2002 Financial Targets

Management has updated its 2002 guidance to reflect recent regulatory decisions, the expected impacts of the Operational Efficiency Program, a reduction in discretionary capital program expenditures, and to reflect the retroactive recovery associated with the favorable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, and the receipt of investment tax credits.

	2002 Current Targets	May 1, 2002 Original and Amended Guidance
Consolidated		
Revenues	Approx. $7.0 billion	$7.35 to $7.45 billion (an increase of 4 to 5%)
EBITDA [1]	No change	$2.475 to $2.525 billion (a change of (2)% to 0%)
Earnings (loss) per share	(0.90) to (0.95) cents	15 to 20 cents
Earnings per share excluding restructuring	No change	15 to 20 cents
Capital expenditures	Approx. $1.8 billion	$1.8 to $2.0 billion (a reduction of 23 to 31%)
Communications Segment		
Revenue	Approx. $5.0 billion	$5.4 to $5.45 billion
Central Canadian wireline revenue – total	Approx. $800 million	$945 million
Non-ILEC revenue (included in Central Canadian wireline revenue)	Approx. $525 million	$650 million (more than double)
EBITDA	Approx. $2.0 billion	$2.025 to $2.055 billion
Non-ILEC EBITDA	No change	$(125) million
Capital expenditures	Approx. $1.3 billion	$1.3 to $1.5 billion
High-speed Internet net additions	No change	200,000 or more (an increase of 52% or more)
Mobility Segment		
Revenue	Approx. $2.0 billion	$1.95 to $2.0 billion
EBITDA	Approx. $490 million	$470 to $490 million
Capital expenditures	No change	Approx. $500 million
Wireless subscriber net additions	No change	425,000 to 450,000 (increase of 16 to 17% in subscriber base)

(1) Excluding Restructuring and workforce reduction costs.

2003 General Guidance

Management is also providing preliminary general guidance for 2003 to assist investors with factoring in the expected impact of new initiatives under the Operational Efficiency Program that were announced in July 2002, and the effect of future de-leveraging activities. Specifically for 2003, TELUS expects:

	2003 Preliminary Guidance	
Revenue	Approx. $7.5 billion	–
EBITDA	$2.75 to $2.9 billion	–
Capital expenditures	Approx. $1.5 billion	–
Net Debt to EBITDA	2.9 to 3.2	–

TELUS Corporation
Consolidated Statements of Income

Periods ended June 30	Three months		Six months	
(Unaudited) (millions)	**2002**	2001	**2002**	2001
OPERATING REVENUES	**$ 1,748.0**	$ 1,717.7	**$ 3,446.0**	$ 3,389.3
OPERATING EXPENSES				
Operations	**1,127.0**	1,103.4	**2,235.7**	2,157.3
Depreciation	**300.1**	276.4	**591.2**	567.3
Amortization of intangible assets	**85.1**	81.7	**168.4**	157.0
Restructuring and workforce reduction costs	**3.1**	—	**15.6**	198.4
	1,515.3	1,461.5	**3,010.9**	3,080.0
OPERATING INCOME FROM CONTINUING OPERATIONS	**232.7**	256.2	**435.1**	309.3
Other income (expense), net	**(5.7)**	21.6	**(10.9)**	19.0
Financing costs	**174.0**	114.2	**355.4**	268.9
Refinancing charge from debt restructuring	**—**	—	**—**	96.5
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, NON-CONTROLLING INTEREST AND GOODWILL AMORTIZATION	**53.0**	163.6	**68.8**	(37.1)
Income taxes	**33.1**	77.8	**49.6**	(5.0)
Non-controlling interest	**1.3**	1.6	**1.8**	3.6
Goodwill amortization	**—**	43.0	**—**	83.5
INCOME (LOSS) FROM CONTINUING OPERATIONS	**18.6**	41.2	**17.4**	(119.2)
Discontinued operations	**(0.2)**	18.7	**0.2**	38.7
NET INCOME (LOSS)	**18.4**	59.9	**17.6**	(80.5)
Preference and preferred share dividends	**0.9**	0.9	**1.8**	1.8
Interest on convertible debentures, net of income taxes	**1.7**	1.7	**3.3**	3.3
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)	**$ 15.8**	$ 57.3	**$ 12.5**	$ (85.6)
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($)				
Basic – Continuing operations	**0.05**	0.14	**0.04**	(0.43)
– Discontinued operations	**—**	0.06	**—**	0.13
– Net income (loss)	**0.05**	0.20	**0.04**	(0.30)
Diluted – Continuing operations	**0.05**	0.14	**0.04**	(0.43)
– Discontinued operations	**—**	0.06	**—**	0.13
– Net income (loss)	**0.05**	0.20	**0.04**	(0.30)
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)	**0.15**	0.35	**0.30**	0.70
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (MILLIONS) – BASIC	**306.6**	289.2	**305.3**	288.6
– DILUTED	**306.6**	290.4	**305.5**	288.6

TELUS Corporation
Consolidated Balance Sheets

(Unaudited) (millions)	As at June 30, 2002	As at December 31, 2001
ASSETS		
Current Assets		
Cash and temporary investments	$ —	$ 17.1
Accounts receivable	929.8	972.1
Income and other taxes receivable	65.8	7.1
Inventories	101.1	118.6
Current portion of future income taxes	156.9	147.0
Prepaid expenses and other	232.3	180.7
	1,485.9	1,442.6
Capital Assets, Net		
Property, plant, equipment and other	8,196.6	7,940.6
Intangible assets subject to amortization	943.3	965.6
Intangible assets with indefinite lives	2,943.6	3,853.6
	12,083.5	12,759.8
Other Assets		
Deferred charges	529.4	685.2
Future income taxes	1,086.9	996.9
Investments	62.0	56.4
Goodwill	3,193.5	3,320.9
Other	3.2	3.8
	4,875.0	5,063.2
	$ 18,444.4	$ 19,265.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Cash and temporary investments, net of outstanding items	$ 9.0	$ —
Accounts payable and accrued liabilities	1,160.2	1,273.9
Dividends payable	46.3	45.5
Advance billings and customer deposits	296.3	310.8
Short-term obligations	269.6	229.9
	1,781.4	1,860.1
Long-Term Debt	8,716.0	8,651.4
Future Income Taxes	1,004.2	1,326.6
Other Long-Term Liabilities	525.4	432.6
Non-Controlling Interest	8.7	8.0
Shareholders' Equity		
Common equity	6,189.4	6,767.6
Convertible debentures	149.6	149.6
Preference and preferred shares	69.7	69.7
	6,408.7	6,986.9
	$ 18,444.4	$ 19,265.6

TELUS Corporation
Consolidated Statements of Cash Flows

Periods ended June 30	Three months		Six months	
(Unaudited) (millions)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Income (loss) from continuing operations	**$ 18.6**	$ 41.2	**$ 17.4**	$ (119.2)
Items not affecting cash:				
Depreciation and amortization	**385.2**	358.1	**759.6**	724.3
Goodwill amortization	**—**	43.0	**—**	83.5
Future income taxes	**8.7**	(59.1)	**19.3**	(213.7)
Gain on redemption of long-term debt	**—**	(58.9)	**—**	(58.9)
Asset write-off related to restructuring	**—**	—	**—**	30.5
Refinancing charge from debt restructuring	**—**	—	**—**	96.5
Net pension credits and funding	**(14.8)**	(23.0)	**(35.0)**	(49.1)
Other, net	**(1.0)**	(2.4)	**(6.8)**	37.6
Operating cash flow	**396.7**	298.9	**754.5**	531.5
Restructuring and workforce reduction costs, net of cash payments	**(38.4)**	—	**(59.1)**	149.7
Operating cash flow adjusted for restructuring and workforce reduction costs	**358.3**	298.9	**695.4**	681.2
Net change in non-cash working capital from continuing operations	**(76.9)**	196.6	**(126.7)**	(54.7)
Operations and net change in non-cash working capital from discontinued operations	**(0.2)**	15.9	**0.2**	37.9
Cash provided by operating activities	**281.2**	511.4	**568.9**	664.4
INVESTING ACTIVITIES				
Capital expenditures	**(548.6)**	(607.7)	**(954.5)**	(1,070.7)
Purchase of spectrum	**—**	—	**—**	(355.9)
Acquisitions, net of cash acquired	**—**	(135.6)	**—**	(135.6)
Proceeds from the sale of property	**—**	120.0	**—**	228.4
Other	**(34.2)**	(15.1)	**(33.7)**	(44.3)
Cash used by investing activities	**(582.8)**	(638.4)	**(988.2)**	(1,378.1)
FINANCING ACTIVITIES				
Common Shares and Non-Voting Shares issued	**24.5**	31.1	**57.3**	43.0
Dividends to shareholders	**(26.3)**	(99.2)	**(53.1)**	(200.8)
Long-term debt issued	**392.0**	6,582.8	**584.0**	6,582.8
Redemptions of long-term debt	**(34.3)**	(1,803.8)	**(113.6)**	(1,803.8)
Change in short-term obligations	**(19.0)**	(4,461.6)	**(80.5)**	(3,785.6)
Amortization of debt issue costs and other	**1.3**	(46.8)	**(0.9)**	(51.6)
Cash provided by financing activities	**338.2**	202.5	**393.2**	784.0
CASH POSITION				
Increase (decrease) in cash and cash equivalents	**36.6**	75.5	**(26.1)**	70.3
Cash and temporary investments (cash and temporary investments, net of outstanding items), beginning of period	**(45.6)**	95.0	**17.1**	100.2
Cash and temporary investments (cash and temporary investments, net of outstanding items), end of period	**$ (9.0)**	$ 170.5	**$ (9.0)**	$ 170.5
SUPPLEMENTAL DISCLOSURE				
Interest paid	**$ 158.4**	$ 205.6	**$ 290.5**	$ 353.6
Income taxes paid	**$ 9.1**	$ 88.7	**$ 30.3**	$ 166.3

TELUS Corporation
Segmented Information

Three months ended June 30 (millions)	Communications 2002	Communications 2001	Mobility 2002	Mobility 2001	Eliminations 2002	Eliminations 2001	Consolidated 2002	Consolidated 2001
External revenue	**$ 1,260.4**	$ 1,287.9	**$ 487.6**	$ 429.8	**$ —**	$ —	**$ 1,748.0**	$ 1,717.7
Inter-segment revenue	**26.1**	16.5	**4.2**	4.1	**(30.3)**	(20.6)	**—**	—
Total operating revenue	**1,286.5**	1,304.4	**491.8**	433.9	**(30.3)**	(20.6)	**1,748.0**	1,717.7
Operations expenses	**784.3**	796.3	**373.0**	327.7	**(30.3)**	(20.6)	**1,127.0**	1,103.4
EBITDA	**$ 502.2**	$ 508.1	**$ 118.8**	$ 106.2	**$ —**	$ —	**$ 621.0**	$ 614.3
Capital expenditures	**$ 407.9**	$ 454.2	**$ 140.7**	$ 153.5	**$ —**	$ —	**$ 548.6**	$ 607.7
Purchase of spectrum	**—**	—	**—**	—	**—**	—	**—**	—
	$ 407.9	$ 454.2	**$ 140.7**	$ 153.5	**$ —**	$ —	**$ 548.6**	$ 607.7

Six months ended June 30 (millions)	Communications 2002	Communications 2001	Mobility 2002	Mobility 2001	Eliminations 2002	Eliminations 2001	Consolidated 2002	Consolidated 2001
External revenue	**$ 2,511.3**	$ 2,538.1	**$ 934.7**	$ 851.2	**$ —**	$ —	**$ 3,446.0**	$ 3,389.3
Inter-segment revenue	**48.0**	37.9	**8.3**	8.7	**(56.3)**	(46.6)	**—**	—
Total operating revenue	**2,559.3**	2,576.0	**943.0**	859.9	**(56.3)**	(46.6)	**3,446.0**	3,389.3
Operations expenses	**1,590.4**	1,526.7	**701.6**	677.2	**(56.3)**	(46.6)	**2,235.7**	2,157.3
EBITDA	**$ 968.9**	$ 1,049.3	**$ 241.4**	$ 182.7	**$ —**	$ —	**$ 1,210.3**	$ 1,232.0
Capital expenditures	**$ 717.0**	$ 815.7	**$ 237.5**	$ 255.0	**$ —**	$ —	**$ 954.5**	$ 1,070.7
Purchase of spectrum	**—**	—	**—**	355.9	**—**	—	**—**	355.9
	$ 717.0	$ 815.7	**$ 237.5**	$ 610.9	**$ —**	$ —	**$ 954.5**	$ 1,426.6